Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation
Spire Global, Inc	Delaware, U.S.
Spire Global Subsidiary, Inc.	Delaware, U.S.
Spire Global UK Ltd	United Kingdom
Spire Global Singapore Pte Ltd	Singapore
Spire Global Luxembourg S.a.r.l.	Luxembourg
Spire Global Australia Pty Ltd	Australia
Austin Satellite Design, LLC	Texas, U.S.
Spire Global Canada Subsidiary Corp.	British Columbia
exactEarth Ltd	Canada
exactEarth Europe Ltd	England and Wales